

March 3rd, 2025

Bruce Frank
Chairman of the Board of Directors
Landsea Homes Corporation
1717 McKinney Avenue, Suite 1000
Dallas, TX 75202

Dear Mr. Frank,

As you know, Mill Road Capital III, L.P. ("Mill Road") owns 6.5% of the outstanding shares of Landsea Homes Corporation ("Landsea" or the "Company"). Despite management's best efforts, Landsea currently suffers from a severely depressed valuation of 0.48x tangible book value per share. This valuation level represents a significant 52-71% discount relative to publicly traded homebuilders as well as private market homebuilder transactions.

In our view, Landsea's board of directors has a fiduciary obligation to compare the value-creation potential from management's current standalone strategic plan to the near-term share price upside from a sale of the Company to one of the many potential well-capitalized buyers in the marketplace.

A sale transaction at a modest valuation of 1.0x Landsea's current tangible book value per share would deliver a share price of approximately $14.00 per share, or a 108% premium to current value. Further upside may be achievable given that most public homebuilders currently trade at levels well above 1.0x tangible book value.

We further believe that there are no other viable paths for the Company to create meaningful shareholder value. Landsea lacks the cash to either

a) Execute a meaningful share buyback or,
b) Acquire adequate residential housing assets to achieve scale and materially improve return on equity for shareholders.

Moreover, Landsea's highly leveraged balance sheet is likely to continue to depress the valuation multiple and burden the Company with unacceptable financial risk.

We therefore believe that it is critical for Landsea's board to recognize this reality and act with urgency to unlock value for shareholders by exploring all available strategic alternatives.

To achieve this objective and ensure that shareholder interests are adequately represented on the Company's board, Mill Road intends to nominate three directors for election at Landsea's upcoming Annual Meeting. We believe it is very likely that fellow shareholders will elect our representatives to the board at the Annual Meeting, especially given the SEC rule that enables shareholders to vote for all duly nominated director candidates on one universal proxy card (including shareholders' director candidates).



While we are confident in our ability to achieve a successful proxy contest, it is our belief that the Company and its shareholders would be best served if Landsea's board would simply invite Mill Road's representatives to join the board of directors as soon as possible. This path would save management from the distraction and expense of a proxy contest and allow the team to focus all efforts on running the business.

Sincerely,

Mill Road Capital III, L.P.